As filed with the Securities and Exchange Commission on September 18, 2026.

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

XAI Floating Rate & Alternative Income Trust

(Name of Subject Company (issuer))

XAI Floating Rate & Alternative Income Trust

(Name of Filing Person (offeror))

Common shares of beneficial interest,

par value $0.01 per share

(Title of Class of Securities)

98400T304

(CUSIP Number of Class of Securities)

Benjamin D. McCulloch, Esq.

XAI Floating Rate & Alternative Income Trust

321 North Clark Street, Suite 2430

Chicago, IL 60654

(312) 374-6930

(Name, Address and Telephone Number of Person Authorized to Receive Notices

and Communications on Behalf of the Person(s) Filing Statement)

Copy to:

Kevin T. Hardy, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP

320 South Canal Street

Chicago, Illinois 60606

☐	Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which this statement relates:

☐	third party tender offer subject to Rule 14d-1
☒	issuer tender offer subject to Rule 13e-4
☐	going-private transaction subject to Rule 13e-3
☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

Introductory Statement

This Issuer Tender Offer Statement on Schedule TO relates to an offer by XAI Floating Rate & Alternative Income Trust, a Delaware statutory trust (the “Trust”), to repurchase up to 1,903,861 (approximately 12.5%) of its issued and outstanding common shares of beneficial interest, par value $0.01 per share (the “Common Shares”), in exchange for cash at a price equal to 98% of the net asset value (“NAV”) per Common Share (the “Purchase Price”) determined as of the close of the regular trading session of the New York Stock Exchange (the “NYSE”), the principal market on which the Common Shares are traded, on the business day immediately following the day the offer expires (the “Pricing Date”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 18, 2026 (the “Offer to Repurchase”), and in the related Letter of Transmittal which are filed as exhibits to this Schedule TO.

This Issuer Tender Offer Statement on Schedule TO is being filed in satisfaction of the reporting requirements of Rule 13e-4(c)(2) promulgated under the Securities Exchange Act of 1934, as amended.

The information set forth in the Offer to Repurchase and the related Letter of Transmittal is incorporated herein by reference in answer to Items 1 through 11 of Schedule TO.

Item 1.	Summary Term Sheet

The information set forth under “Summary Term Sheet” in the Offer to Purchase is incorporated herein by reference.

Item 2.	Subject Company Information

(a) The name of the issuer is XAI Floating Rate & Alternative Income Trust, a diversified closed-end management investment company, organized as a Delaware statutory trust. The principal executive offices of the Trust are located at 321 North Clark Street, Suite 2430, Chicago, IL 60654. The telephone number of the Trust is (312) 374-6930.

(b) The title of the securities being sought is common shares of beneficial interest, par value $0.01 per share. As of September 11, 2026, there were 15,230,884 Common Shares issued and outstanding.

(c) The principal market in which the Common Shares are traded is the NYSE. The Trust began trading on the NYSE on September 27, 2017. For information on the high, low and closing (as of the close of ordinary trading on the NYSE on the last day of each of the Trust’s fiscal quarters) market prices of the Common Shares in such principal market for each quarter for the past two calendar years, see Section 9, “Price Range of Common Shares” of the Offer to Purchase, which is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person

(a) The Trust is the filing person. The information set forth in the Offer to Purchase under “Certain Information about the Trust” is incorporated herein by reference.

Item 4.	Terms of the Transaction

(a)(1) The following sections of the Offer to Purchase contain a description of the material terms of the transaction and are incorporated herein by reference:

•	“Summary Term Sheet”
•	“Price; Number of Common Shares”
•	“Purpose of the Offer; Plans or Proposals of the Trust”
•	“Certain Conditions of the Offer”
•	“Procedures for Tendering Common Shares for Purchase”
•	“Withdrawal Rights”

•	“Payment for Common Shares”
•	“Source and Amount of Consideration”
•	“Interests of Trustees and Officers; Transaction and Arrangements Concerning the Common Shares”
•	“Certain Information about the Trust”
•	“Certain U.S. Federal Income Tax Consequences”
•	“Amendments; Extensions of Purchase Period; Termination”
•	“Fees and Expenses”

(a)(2)    Not applicable.

(b) The information set forth in the Offer to Purchase under “Interests of Trustees and Officers; Transactions and Arrangements Concerning the Common Shares” and “Certain Information about the Trust” is incorporated herein by reference.

Item 5.	Past Contracts, Transactions, Negotiations and Agreements

(e)  The information set forth in the Offer to Purchase under “Purpose of the Offer; Plans or Proposals of the Trust,” “Interests of Trustees and Officers; Transactions and Arrangements Concerning the Common Shares” and “Certain Information About the Trust” is incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans and Proposals

(a)  The information set forth in the Offer to Purchase under “Purpose of the Offer; Plans or Proposals of the Trust” is incorporated herein by reference.

(b)  The information set forth in the Offer to Purchase under “Purpose of the Offer; Plans or Proposals of the Trust” is incorporated herein by reference.

(c)  The information set forth in the Offer to Purchase under “Purpose of the Offer; Plans or Proposals of the Trust” is incorporated herein by reference.

Item 7.	Source and Amount of Funds or Other Considerations

(a)  The information set forth in the Offer to Purchase under “Source and Amount of Consideration” is incorporated herein by reference.

(b)  The information set forth in the Offer to Purchase under “Source and Amount of Consideration” is incorporated herein by reference.

(c)  The information set forth in the Offer to Purchase under “Source and Amount of Consideration” is incorporated herein by reference.

Item 8.	Interests in Securities of the Subject Company

(a)  The information set forth in the Offer to Purchase under “Interests of Trustees and Officers; Transactions and Arrangements Concerning the Common Shares” is incorporated herein by reference.

(b)  The information set forth in the Offer to Purchase under “Interests of Trustees and Officers; Transactions and Arrangements Concerning the Common Shares” is incorporated herein by reference.

Item 9.	Persons/Assets Retained, Employed, Compensated or Used

(a) No persons have been directly or indirectly employed, retained, or are to be compensated by or on behalf of the Trust to make solicitations or recommendations in connection with the Offer to Purchase.

Item 10.	Financial Statements

(a)  The Trust’s audited financial statements and financial highlights appearing in the Trust’s Annual Report to shareholders for the year ended September 30, 2025, including accompanying notes thereto, as contained in the Trust’s Form N-CSR filed with the SEC on December 1, 2025, are incorporated by reference herein. The Trust’s unaudited financial statements and financial highlights appearing in the Trust’s Semi-Annual Report to shareholders for the period ended March 31, 2026, including accompanying notes thereto, as contained in the Trust’s Form N-CSRS filed with the SEC on June 6, 2026, are incorporated by reference herein.

(b)  Not applicable.

Item 11.	Additional Information

(a)(1) The information set forth in the Offer to Purchase under “Interests of Trustees and Officers; Transactions and Arrangements Concerning the Common Shares” is incorporated herein by reference.

(a)(2) None.

(a)(3) Not applicable.

(a)(4) Not applicable.

(a)(5) None.

(c)  Not applicable.

Item 12(a).	Exhibits

(a)(1)(i)	Offer to Purchase, dated September 18, 2026*

(a)(1)(ii)	Form of Letter of Transmittal.*

(a)(2)	None.

(a)(3)	Not Applicable.

(a)(4)	Not Applicable.

(a)(5)(i)	Press release issued on September 18, 2026*

(b)(i)	Credit Agreement between the Trust and BNP Paribas SA(1)

(d)(i)	Standstill Agreement, dated July 27, 2026, by and between the Trust and Bulldog Investors, LLP (the “Standstill Agreement”)*

(d)(ii)	Amendment No. 1, dated August 6, 2026, to the Standstill Agreement*

(g)	None.

(h)	None.

*	Filed herewith.
(1)	Incorporated by reference to the Trust’s Current Report on Form 8-K filed on March 26, 2025.

Item 12(c).	Filing Fees

Filing Fee Exhibit

Item 13.	Information Required By Schedule 13E-3

Not Applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

XAI Floating Rate & Alternative Income Trust

By:	/s/ Benjamin D. McCulloch
Name: Benjamin D. McCulloch
Title: Secretary

Dated: September 18, 2026

Exhibit Index

(a)(1)(i)	Offer to Purchase, dated September 18, 2026

(a)(1)(ii)	Form of Letter of Transmittal

(a)(5)(i)	Press release issued on September 18, 2026

(d)(i)	Standstill Agreement, dated July 27, 2026, by and between the Trust and Bulldog Investors, LLP (the “Standstill Agreement”)

(d)(ii)	Amendment No. 1, dated August 6, 2026, to the Standstill Agreement

Filing Fee Exhibit